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                             August 1, 2022

       Mingfei Liu
       Chief Operating Officer
       U-BX Technology Ltd.
       Zhongguan Science and Technology Park
       No. 1 Linkong Er Road, Shunyi District, Beijing
       People   s Republic of China

                                                        Re: U-BX Technology
Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed July 19, 2022
                                                            File No. 333-262412

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-1 filed on July 19, 2022

       General

   1. We note you revised the expected offering price of your ordinary shares to be between
                                                        $4.00 and $5.00. Please
use the midpoint of this range in your prospectus where you
                                                        provide disclosure
based on the assumed initial public offering price. For example, revise your use of proceeds,
capitalization, dilution, and underwriting information accordingly.
 Mingfei Liu
FirstName  LastNameMingfei Liu
U-BX Technology   Ltd.
Comapany
August     NameU-BX Technology Ltd.
       1, 2022
August
Page 2 1, 2022 Page 2
FirstName LastName
2. We note your disclosure on page 109 that you "have 14 shareholders of record, none of which is located in the United States." In Item 7 you refer to an issuance "to all fourteen existing shareholders and two new investors." Please advise if you now have 16 shareholders of record and, if so, revise your disclosure accordingly. Risk Factors
Our Ordinary Shares may be prohibited from being traded on a national exchange under the
Holding Foreign Companies Accountable Act. . . , page 39

3. We note that your auditor conducted their work with the collaboration of its China-based offices. Please revise your risk factor disclosure to clarify whether
Article 177 of the PRC
         Securities Law means that the audit work papers of your financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Advise whether your common stock could be delisted and prohibited from being traded over-the-
         counter under the HFCA Act if it is determined in the future that your auditor, which has a presence in China, is unable to be fully inspected or investigated. Lock-up Agreements, page 132

4. We note that you filed the forms of Underwriting Agreement and Lock-up Agreement as
         Exhibits 1.1 and 10.7, respectively, which contain certain exceptions to the lock-up provisions with you and your directors and officers. Please disclose these exceptions in your prospectus.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      William S. Rosenstadt